UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

American International Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

02686Y201

(CUSIP Number)

SCOTT WOLINSKY

10 Connemara Court

Sewell, NJ 08080

(215) 896-8788

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02686Y201

13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOTT WOLINSKY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 63,540
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 63,540

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,540
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 02686Y201

13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D initially filed by the Reporting Person on March 11, 2013 (the “Initial Schedule 13D”), which relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of American International Industries, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 601 Cien Street, Suite 235, Kemah, Texas 77565.

This Amendment No. 1 is required in order to comply with Securities and Exchange Commission (“SEC”) regulations, which specify that if any material decrease (1% or greater) occurs in the percentage of the class of securities beneficially owned, the Reporting Person is required to promptly file or cause to be filed with the SEC an amendment disclosing that material decrease.

This Amendment No. 1 amends Items 5 and 6 of the initial Schedule 13D as specifically set forth below.

Item 5 is hereby amended and restated to read as follows:

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is holding 63,540 Shares as security (i.e., collateral) for full payment of a non-interest bearing promissory note (the “Note Consideration”), executed by the Issuer, promising to pay the sum of $200,000 on or before September 30, 2014 (the “Maturity Date”). Upon payment of the $200,000 balance on or before the Maturity Date, the Reporting Person will deliver all 63,540 Shares to the Issuer. The aggregate percentage of Shares held by the Reporting Person is 3.3% based upon 1,915,494 Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on August 14, 2013.

(b) The Reporting Person currently has 63,540 Shares for which there is sole power to vote or to direct the vote, and zero (0) Shares for which there is sole power to dispose or to direct the disposition of the Shares.

(c) Within the past sixty days, the Reporting Person sold 26,000 Shares to the Issuer for $5.00 per Share. This transaction was effected as follows: 1) on October 18, 2013, the Reporting Person effected the transfer of 26,000 Shares from the Reporting Person’s brokerage account to the Issuer’s transfer agent account (completed on October 30, 2013); 2) on November 4, 2013, the Issuer effected the transfer of the 26,000 Shares from the Issuer’s transfer agent account to the Issuer’s brokerage account (completed on November 7, 2013); and 3) on November 7, 2013, the Issuer effected the transfer of $130,000 ($5.00 per Share) to the Reporting Person’s brokerage account as payment for the 26,000 Shares (completed on November 8, 2013).

(d) Maria T. Wolinsky, the spouse of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from the Shares, or the proceeds from the sale of the Shares.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares on or before April 16, 2013, as best determined from the Issuer’s Annual Report on Form 10-K, filed with the SEC on April 16, 2013, that reported that there were 1,917,894 Shares outstanding, versus the 1,411,315 Shares outstanding that were previously reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 14, 2012.

CUSIP No. 02686Y201

13D

Item 6 is hereby amended and restated to read as follows:

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Relationships

The Reporting Person was appointed to the Board of Directors of the Issuer on July 14, 2010. The Reporting Person resigned as Director of the Board of the Issuer on March 7, 2013.

Contracts

On October 1, 2013, the Reporting Person and Maria T. Wolinsky entered into a contract with the Issuer to sell 89,540 Shares for $330,000.

Arrangements/Understandings

The Issuer may pay the Note Consideration in either of the following manners, provided that the Issuer gives prior written notice to the Reporting Person not less than thirty (30) days ("Written Notice") before the Maturity Date.

1)

The Issuer, by Written Notice, may elect to pay the Note Consideration in full on or before the Maturity Date; or, in the alternative;

2)

The Issuer may direct the Reporting Person by email to sell a portion or all of the Reporting Person’s 63,540 Shares into the public market over a period not to exceed sixty (60) trading days in the aggregate. During such sixty (60) trading day period, or such other shorter period that it may take to sell all or a portion of the Reporting Person’s 63,540 Shares, the Reporting Person will deliver to Issuer by email a report setting forth all sales of the Reporting Person’s Shares into the market and net proceeds (the "Email Report") on a weekly basis at the end of each week.

3)

The Issuer, by email to the Reporting Person on Monday or the first trading day of each week following each Email Report from the Reporting Person, may elect to: (i) pay the Reporting Person the remaining Note Consideration together with actual commissions within ten (10) business days; or (ii) direct the Reporting Person to continue to sell the remaining Shares of the Reporting Person into the public market.

4)

In the event that the Issuer makes the election to pay the Reporting Person the remaining Note Consideration together with actual commissions within ten (10) business days, and the net proceeds to the Reporting Person from the sale of the remaining Shares of the Reporting Person are less than the amount of the Note Consideration less any cash payment made by Issuer toward the Note Consideration, the Reporting Person will report by email to the Issuer the amount of the deficiency plus the broker commissions paid by Reporting Person in connection with the sale of the remaining Shares of the Reporting Person.

5)

The Issuer will pay the deficiency plus the amount of broker commissions paid by the Reporting Person within ten (10) business days from receipt of said email.

6)

In the event that the Reporting Person receives net proceeds of $200,000 after commissions, from the sale of the Reporting Person’s 63,540 Shares, the Note Consideration will be considered paid in full, and any Shares of the Reporting Person that have not been sold will be transferred to the Issuer without further consideration.

CUSIP No. 02686Y201

13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2013
Date
/s/Scott Wolinsky
Signature Scott Wolinsky
Name